Exhibit 99
Letter to Shareholders
First Quarter 2022

The first quarter 2022 saw a continuation of rising inflationary trends, specifically loss costs, that the industry began experiencing in 2021. Progressive continues to face these challenges head on by taking underwriting and non-underwriting actions as well as working with regulators to get the rate that we need in order to offset those trends and meet our operational goals. We remain diligent in our efforts to ensure we are well-positioned for the future.

These actions affected our growth and underwriting profitability for the first quarter 2022, compared to the same period last year. Net premiums written (NPW) grew 12% and our combined ratio (CR) for the quarter was 94.5, up 5.2 points from this time last year. While the growth in premium is strong, it varied by segment, with Personal Lines growing 3%, Commercial Lines up 63%, and Property up 13%. Our preferred measure of growth continues to be policies in force (PIF) growth. Our companywide PIF growth of 3% has slowed compared to last year and we believe it is primarily a reflection of our increased personal auto rates.

Personal Lines NPW grew 3% with a CR of 95.2 for the first quarter 2022. Excluding our special lines products, which generally have lower losses in the cold weather months, our personal auto profitability was about one point above our companywide profit target of a 96 CR. We continue to feel the pressure of rising loss costs, which on average are up almost 18% from the first quarter last year. Loss costs, especially in our collision and property damage coverages and total loss payouts, continued to be impacted by used car prices, which increased about 35% for the first quarter 2022, compared to last year, as well as inflation. Personal auto PIFs were up 1% year over year, but the rate of growth has slowed, primarily due to a significant decrease in new business applications, compared to the first quarter last year. The decrease in new applications reflected both rate increases we took over the last 12 months as well as exceptionally high volume of new business in the first quarter last year in part due to our greater advertising spend last year and the government stimulus checks that were distributed in early 2021.
In response to our rising loss costs, our product management organization continually evaluates the adequacy of our rate level. During the first quarter 2022, we increased personal auto rates in 36 states, which represented about 75% of our trailing twelve month written premium, representing about a 7% increase countrywide. This rate increase is one of the highest quarterly increases we have filed and follows a full year increase of about 8% in 2021. Of the rate that we have elevated in both the second half of 2021 and the first quarter of 2022, we estimate that we have nearly 7 points still to earn in during the remainder of 2022.

In addition to rate actions, we continued implementing underwriting restrictions and limited bill plan payment options as we focus on profitability. Our advertising spend was also down 8% for the first quarter 2022, compared to the same period last year.

During the quarter, we continued to deploy our 8.7 personal auto model and now have 27 states in market representing 60% of our countrywide premium. Early results show improvement in the conversion of new business quotes to customers across many segments, with multicar policies and prior insurance among the stronger performing profiles.

Commercial Lines delivered very strong results in the first quarter 2022. NPW grew at a remarkable 63% over the prior year first quarter with a 90.5 CR. While the core commercial auto business continued to benefit from freight market conditions that remained favorable in the first quarter, part of the growth in the quarter was due to a change in our transportation network company business moving from 6-month to 12-month policies. In March, our Commercial Lines business crossed a milestone by writing over $9 billion in NPW on a trailing 12-month basis. Policies in force are up 16% and we ended the quarter just shy of 1 million PIFs.
Despite the success we experienced in growing our core commercial auto business, we continue to focus on growing other Commercial Lines products to meet our customers’ needs. We launched two additional business owners policy (BOP) states during the first quarter 2022, making BOP available in 36 states at quarter end. We also successfully elevated heavy truck roadside assistance in seven states that collectively amount to about 20% of our insured heavy vehicles that are eligible for this coverage. We are excited about this new select offering since roadside assistance was the #1 coverage that preferred truckers wanted that we previously did not provide.

For the first quarter 2022, our Property CR was 98.5, which included 17.8 points of catastrophe losses. We started the year with two quiet weather months, but wind, hail, and tornadoes in Texas and the southeastern United States caused significant catastrophe losses in March. We remain focused on taking actions necessary to more closely align our Property business with our profitability targets.

Year over year, Property NPW was up 13% in the first quarter. Our growth rates vary substantially by region because we are intentionally slowing growth in areas with significant exposure to wind, hail, and hurricanes. Our total Property PIFs were up 9%, compared to the same quarter last year. During the quarter, our homeowners policy counts began shrinking in Florida and the “hail belt” as a result of our actions.

The first quarter total return on our investment portfolio was (3.8)%, as concerns about inflation, monetary policy tightening, and geopolitical events created significant market volatility. Interest rates rose quickly throughout the quarter as the Federal Reserve changed their stance and moved to tighten monetary policy. While our duration ended the quarter only slightly above three years, the move in interest rates was a major driver of our (3.6)% fixed-income total return. Our equity portfolio returned (4.9)% for the first quarter. We continue to believe, in this environment, that it makes sense to have a relatively conservative risk posture in our investment portfolio.

In light of market volatility, we believe it made sense to add to our capital cushion. In early March, we issued $1.5 billion of senior unsecured notes in maturities of five years, ten years, and thirty years. We entered 2022 at a lower level of financial leverage than we usually employ, and we felt our March issuance was a prudent way to move our leverage back up to our historical range at attractive rates.

As we wrap up the quarter, I wanted to share a story that Matt, one of our controllers, shared with me. It truly reflects our culture and more importantly, one of our five Core Values, The Golden Rule. I know both Sandra and Rudy well, so their actions do not surprise me. It does remind me how important it is to nurture a culture, especially as we get bigger and that small gestures matter a lot.

My family traveled to Mexico for spring break, and on Sunday, as we were leaving for the airport, our flight was canceled and rescheduled for Tuesday morning. I had some meetings to prepare for, so I searched for flights back to the US, and the only city that had flights available was Miami. I thought it would be relatively easy to find a flight home from Miami, but with all of the flight cancellations in South Florida I wasn’t able to find a flight until Wednesday morning.

I was able to work from my cell phone on Monday, but on Tuesday I needed a computer to assemble and finalize a presentation for Wednesday. I reached out to Sandra, in Human Resources, to see if she could connect me with a nearby Claims office. Soon after, I received a call from Rudy. Rudy took time out of his day to drive to my hotel with a loaner laptop. I attempted to log into the loaner but wasn’t able to get in. Rudy suggested that I try his own laptop, which I was able to log into. Rudy left me with his laptop and spent the day dealing with the challenges of loading the applications he needed onto the loaner.

Thanks to Rudy’s help, I was able to assemble the presentation for my meeting the following day.

The next morning, Rudy came to my hotel at 6:30 am, retrieved the laptop and took me to the airport for my flight. In all of my interactions with Rudy, he treated me like family, despite the fact that we had never met and our only connection was as Progressive employees.

In our conversations, we agreed that a company’s culture and tone are set at the top and that’s what makes this exceptional and engaging culture.

Stories like this one are relatively common at Progressive and are a huge source of pride, especially given all that we have been through as a country and a company. The way we treat each other, and our customers, will be paramount to our continued success as we hopefully turn the corner on many fronts.

Speaking of turning the corner, on March 10, 2022, Progressive marked its 85th anniversary. I have been fortunate to celebrate many milestone anniversaries during my tenure and look forward to the events planned throughout the year to celebrate this one as well. I’m certain our founders, Joe Lewis and Jack Green, would be proud of where we have taken the company and how we are preparing Progressive for success in the future.

Best,

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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